UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

EMS TECHNOLOGIES, INC.
(Name of Subject Company)

EMS TECHNOLOGIES, INC.
(Name of Person Filing Statement)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

26873N108
(CUSIP Number of Class of Securities)

Dr. Neilson A. Mackay
President and Chief Executive Officer
EMS Technologies, Inc.
660 Engineering Drive
Norcross, Georgia 30092
(770) 263-9200
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Person Filing Statement)

With copies to:

C. William Baxley	Stephen Fraidin
Anne M. Cox	Yi (Claire) Sheng
King & Spalding LLP	Kirkland & Ellis LLP
1180 Peachtree Street, N.E.	601 Lexington Avenue
Atlanta, Georgia 30309	New York, New York 10022
(404) 572-4600	(212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

               This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on June 27, 2011 (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”), by EMS Technologies, Inc., a Georgia corporation (the “Company”), relating to the tender offer disclosed in the Schedule TO, dated June 27, 2011, filed by Egret Acquisition Corp., a Georgia corporation (“Purchaser”) and a wholly owned subsidiary of Honeywell International Inc., a Delaware corporation (“Parent”), pursuant to which Purchaser is offering to purchase all the issued and outstanding shares of the Company’s common stock, par value $0.10 per share, including the associated common stock purchase rights, at a purchase price of $33.00 per share (the “Offer Price”), net to the holder in cash, subject to any applicable withholding taxes and without interest, and otherwise upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 27, 2011 (the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, each as may be amended or supplemented from time to time, constitute the “Offer”).

          All information in the Schedule 14D-9 is incorporated into this Amendment by reference, except that such information is hereby amended to the extent specifically provided herein.

          This Amendment is being filed to reflect certain updates as reflected below.

Item 8. Additional Information

               Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end thereof.

“Litigation

               On July 8, 2011, Victoria Shaev, filed a complaint (the “Shaev Complaint”) on behalf of herself and as a putative class action on behalf of the Company’s public shareholders against the Company, certain members of the board (the “Individual Defendants”), certain members of management, Parent and Purchaser in the Superior Court of Fulton County of the State of Georgia. In the Shaev Complaint, captioned Shaev v. EMS Technologies, Inc., et al., Civil Action No. 2011CV203036, plaintiff alleges, among other things, that the Individual Defendants breached their fiduciary duties in connection with the Transaction by failing to engage in a fair sale process and by providing materially misleading and incomplete information regarding the Transaction. The plaintiff also alleges that the Company, Parent and Purchaser have aided and abetted the alleged breach of fiduciary duties. The Shaev Complaint seeks judicial action, among other things, (i) declaring that the action is properly maintainable as a class action and certifying plaintiff as class representative and plaintiff’s counsel as class counsel, (ii) preliminary and permanently enjoining defendants from effectuating the Transaction, (iii) declaring the Transaction void and ordering rescission if the Transaction is consummated, (iv) requiring disgorgement and imposing a constructive trust on all property and profits that the defendants receive as a result of their wrongful conduct, and (v) awarding damages, including rescissory damages, and reasonable fees and expenses. The Company and the other defendants believe the plaintiff’s allegations lack merit, and intend to contest them vigorously.

                    The foregoing summary of the Shaev Complaint does not purport to be complete and is qualified in its entirety by reference to Exhibit (a)(18) which is incorporated herein by reference.”

Item 9. Exhibits

          Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(18)	Complaint filed July 8, 2011, in the Superior Court of Fulton County of the State of Georgia, captioned Shaev v. EMS Technologies, Inc., et al. (Civil Action No. 2011CV203036).

SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

EMS TECHNOLOGIES, INC.

By:	/s/ GARY B. SHELL

Name: Gary B. Shell
Title: Senior Vice President and Chief Financial Officer

Dated: July 13, 2011